Mail Stop 4561

July 3, 2006

VIA USMAIL and FAX (480) 949 - 6009

Mr. Daniel J. Regan
Vice President and Principal Financial Officer
Great Western Land and Recreation, Inc.
7373 N. Scottsdale Road, Suite C-140
Scottsdale, AZ 85253

      Re: Great Western Land and Recreation, Inc.
             Form 10-KSB for the year ended 9/30/2005
             Filed on 12/30/2005
             File No. 000-18808

Dear Mr. Daniel J. Regan:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Cicely LaMothe
             Accounting Branch Chief